Exhibit 99.6

WARRANT PURCHASE AGREEMENT
BETWEEN
ARIES MARITIME TRANSPORT LIMITED
AND
INVESTMENT BANK OF GREECE
Dated as of October 13, 2009
Relating to 5,000,000 Warrants to Purchase Common Stock of
Aries Maritime Transport Limited

TABLE OF CONTENTS

SECTION 1. DEFINITIONS AND ACCOUNTING TERMS	1
1.1. Definitions	1
1.2. Computation of Time Periods	6
1.3. Terms Generally	7
1.4. Accounting Terms	7

SECTION 2. AUTHORIZATION AND ISSUANCE OF WARRANTS	7
2.1. Authorization of Issue	7
2.2. Transfer of the Warrants	7
2.3. Closing	7

SECTION 3. CONDITIONS TO CLOSING	8
3.1. IBG’s Conditions to Closing	8
3.2. The Issuer’s Conditions to Closing	10

SECTION 4. REPRESENTATIONS AND WARRANTIES	10
4.1. Organization; Powers	10
4.2. Authorization; Enforceability	10
4.3. Issuance of Common Stock	11
4.4. Governmental Approvals; No Conflicts	11
4.5. Capitalization	11
4.6. Financial Condition; No Material Adverse Change	11
4.7. Securities Purchase Agreement	12
4.8. Litigation and Environmental Matters	12
4.9. Compliance with Laws and Agreements; Licenses and Permits	12
4.10. Publicly Traded Common Stock	12
4.11. No Filings Required	13
4.12. Choice of Law	13
4.13. Investment Company Status	13
4.14. Taxes	13
4.15. Disclosure	13
4.16. Material Agreements	13
4.17. Solvency	14
4.18. Insurance	14
4.19. Federal Reserve Regulations	14
4.20. Private Offering; No Integration or General Solicitation; Rule 144A Eligibility	14
4.21. Brokerage Fees	15
4.22. Title to Property	15
4.23. Ships	15

SECTION 5. REPRESENTATIONS, WARRANTIES AND COVENANTS OF IBG	15
5.1. Securities Act Requirements	15
5.2. Corporate Power; Authorization; Enforceability	16
5.3. No Actions or Proceedings	16

SECTION 6. COVENANTS AND UNDERTAKINGS OF THE ISSUER	16
6.1. Lock-Up Agreements	16
6.2. Operational Management of Vessels	16

6.3. Flags	16
6.4. Indebtedness	17
6.5. Merger and Consolidation	17
6.6. [reserved]	17
6.7. Exercise of Warrants	17
6.8. NASDAQ Listing	17

SECTION 7. EXPENSES, INDEMNIFICATION AND CONTRIBUTION	17
7.1. Expenses	17
7.2. Indemnification	18
7.3. Survival	18
7.4. [reserved]	18

SECTION 8. MISCELLANEOUS	18
8.1. Notices	18
8.2. Benefit of Agreement and Assignments	19
8.3. No Waiver; Remedies Cumulative	20
8.4. Amendments, Waivers and Consents	20
8.5. Counterparts	20
8.6. Reproduction	20
8.7. Headings	20
8.8. Survival of Representations, Warrants, Covenants and Indemnities	20
8.9. Governing Law; Submission to Jurisdiction; Venue	21
8.10. Severability	21
8.11. Entirety	22
8.12. Construction	22
8.13. Incorporation	22
8.14. Confidentiality	22
8.15. Currency	23
8.16. [reserved]	23
8.17. Patriot Act	23
8.18. Further Assurances	23

EXHIBITS:
Exhibit A	—	Form of Warrant Agreement
Exhibit B	—	Form of Registration Rights Agreement
Exhibit 3.1(b)(i)	—	Form of Secretary’s Certificate
Exhibit 3.1(b)(ii)	—	Form of Officer’s Certificate

SCHEDULES:
Schedule 4.5	—	Capitalization
Schedule 4.6	—	Financial Condition
Schedule 4.7	—	Securities Purchase Agreement
Schedule 4.10	—	Publicly Traded Common Stock

WARRANT PURCHASE AGREEMENT
          WARRANT PURCHASE AGREEMENT, dated as of October 13, 2009, between Aries Maritime Transport Limited, a Bermuda company (the “Issuer”) and Investment Bank of Greece (“IBG”).
          Reference is made to that certain Warrant Agreement, dated as of the date hereof, between the Issuer and IBG, as warrant agent (together with its permitted successors and assigns and in such capacity, the “Warrant Agent”), the form of which is attached hereto as Exhibit A (the “Warrant Agreement”).
WITNESSETH:
          WHEREAS, pursuant to a securities purchase agreement, dated as of September 16, 2009, among the Issuer and Grandunion, Inc., a Marshall Islands corporation (“Grandunion”) (the “Securities Purchase Agreement”), Grandunion will on the Closing (as defined therein) acquire shares of common stock of the Issuer (the “Acquisition”);
          WHEREAS, as consideration for IBG’s entering into the $145,000,000 Convertible Bond Commitment Letter, dated July 15, 2009, between the Issuer and IBG (the “Commitment Letter”), the Issuer has agreed to issue and deliver to IBG warrants (the “Warrants”) expiring October 13, 2015, exercisable to purchase 5,000,000 shares of Common Stock of the Issuer;
          WHEREAS, the Issuer desires to issue and deliver to IBG, and IBG desires to receive from the Issuer, the Warrants upon the terms and conditions set forth in this Agreement (the “Transaction”).
          NOW, THEREFORE, the parties hereto agree as follows:
SECTION 1.
DEFINITIONS AND ACCOUNTING TERMS
1.1. Definitions.
          The following terms shall have the meanings specified herein (it being understood that defined terms shall include in the singular number, the plural, and in the plural, the singular). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Indenture (as defined below).
          “Accredited Investor” means any Person that is an “accredited investor” within the meaning of Rule 501.
          “Acquisition” is defined in the Recitals.
          “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.
          “Agreement” means this Warrant Purchase Agreement.

          “Approved Manager” means Newlead Shipping S.A. of Capital Plaza, Floor 8, Paseo Roberto Motta, Costa del Este, Panama 0819-05911, Panama City, Republic of Panama, Stamford Navigation Inc of 80 Broad Street, Monrovia, Liberia, Newfront Shipping S.A. of Capital Plaza, Floor 8, Paseo Roberto Motta, Costa del Este, Panama 0819-05911, Panama City, Republic of Panama, AMT Management Ltd. of Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH 96960, Marshall Islands, International Tanker Management Ltd., C/O International Tanker Management Ltd., Dubai Branch, P.O. Box 24415, 4th Floor, Rais Hassan Saadi Building, Al Mankool Rd, Dubai, United Arab Emirates, and Ernst Jacob Ship Management GmbH of Suederhofenden 12 D-24937 Flensburg / Germany, or any other person appointed by the Issuer or one of its Subsidiaries as the commercial, technical or operational manager of any of the Ships subject to the prior written consent of IBG (such consent not to be unreasonably withheld).
          “Capitalized Lease Obligation” is defined in the Indenture.
          “Closing” is defined in Section 2.3(a).
          “Closing Date” is defined in Section 2.3(a).
          “Commitment Letter” is defined in the Recitals.
          “Common Stock” is defined in the Warrant Agreement.
          “Contingent Obligation” means, as to any Person, any obligation of such Person in respect of indebtedness as a result of such Person being a general partner of any other Person, unless the underlying obligation is expressly made non-recourse as to such general partner, and any obligation of such Person guaranteeing or intended to guarantee any indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent, (a) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (b) to advance or supply funds (i) for the purchase or payment of any such primary obligation or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (c) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (d) otherwise to assure or hold harmless the holder of such primary obligation against loss in respect thereof; provided, however, that the term Contingent Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business or customary and reasonable indemnity obligations in effect on the Issue Date. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Contingent Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder) as determined by such Person in good faith.
          “Disposal” is defined in Section 6.1.
          “Environmental Claim” means (a) any and all enforcement, clean-up, removal or other governmental or regulatory action or order or claim instituted or made pursuant to any Environmental Law or resulting from a Spill, or (b) any claim made by any other person relating to a Spill.
          “Environmental Laws” means all laws, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions, notices or binding agreements issued, promulgated or entered into by any Governmental Authority, relating in any way to the environment, preservation or reclamation of natural resources, the management, release or threatened release of any Hazardous Material or to health and safety matters.
          “Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Issuer or any of its Subsidiaries directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.
          “Focus Maritime Note Purchase Agreement” means that certain Note Purchase Agreement, dated as of October 13, 2009, among the Issuer, Focus Maritime Corp. and the other purchasers named therein and Marfin Bank as beneficiary of Sections 6.1, 7.2 and 8.2 and as an obligor under Section 8.14, as amended, supplemented, restated or otherwise modified from time to time.
          “Governmental Authority” means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including supra-national bodies such as the European Union or the European Central Bank).
          “Grandunion” is defined in the Recitals.
          “Hazardous Materials” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Laws.
          “holder” as applied to any Warrant, or other similar terms, shall mean any person in whose name at the time a particular Warrant is registered on the Warrant Register (as defined in the Warrant Agreement).
          “Holding Period” means any time when (i) IBG owns or otherwise holds a beneficial interest in any Warrant, or (ii) IBG or any of its affiliates is acting in its capacity as the Warrant Agent under (and as such term is defined in) the Warrant Agreement.
          “IBG Note Purchase Agreement” means that certain Note Purchase Agreement, dated as of October 13, 2009, among the Issuer, IBG and the other purchasers named therein and Marfin Bank as beneficiary of Sections 6.1, 7.2 and 8.2 and as an obligor under Section 8.14, as amended, supplemented, restated or otherwise modified from time to time.
          “Indebtedness” shall mean, as to any Person, without duplication, (i) all indebtedness (including principal, interest, fees and charges) of such Person for borrowed money or for the deferred purchase price of property or services, (ii) the maximum amount drawn under all letters of credit, bankers’ acceptances and similar obligations issued for the account of such Person and all unpaid drawings in respect of such letters of credit, bankers’ acceptances and similar obligations, (iii) all Indebtedness of the types described in clause (i), (ii), (iv), (v) or (vi) of this definition secured by any Lien on any property owned by such Person, whether or not such Indebtedness has been assumed by such Person (provided that, if the Person has not assumed or otherwise become liable in respect of such Indebtedness, such Indebtedness shall be deemed to be in an amount equal to the fair market value of the property to which such Lien relates as determined in good faith by such Person), (iv) the aggregate amount of all Capitalized Lease Obligations of such Person, (v) all obligations of such Person to pay a specified purchase price for goods or services, whether or not delivered or accepted, i.e. take-or-pay and similar obligations, except for such obligations relating to vessel charters, (vi) all Contingent Obligations of such Person and (vii) all net obligations under any Interest Rate Protection Agreement or under any similar type of agreement except, in each case, for such agreements entered into in the ordinary course of business and not for speculative purposes; provided that Indebtedness shall in any event not include trade payables and expenses accrued in the ordinary course of business.
          “Indemnitees” is defined in Section 7.2.
          “Indenture” means that certain Indenture, dated as of October 13, 2009, between the Issuer and Marfin Bank, as trustee, as amended, supplemented, restated or otherwise modified from time to time.
          “Information” is defined in Section 4.14(a).
          “Interest Rate Protection Agreement” shall mean any interest rate swap agreement, interest rate cap agreement, interest collar agreement, interest rate hedging agreement or other similar agreement or arrangement.
          “Investment Company Act” means the Investment Company Act of 1940 (or any successor provision), as it may be amended from time to time.
          “Issue Date” is defined in the Indenture.
          “Issuer” is defined in the Preamble.
          “Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), preference, priority or other security agreement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement, any financing or similar statement or notice filed under the New York Uniform Commercial Code (as in effect from time to time) or any other similar recording or notice statute, and any lease having substantially the same effect as any of the foregoing).
          “Lock-Up Agreement” is defined in Section 6.1.
          “Marfin Bank” means Marfin Egnatia Bank Societe Anonyme.
          “Margin Stock” shall have the meaning assigned to such term in Regulation U.
          “Material Adverse Effect” means:
          (a) for purposes of complying with closing conditions on the Closing Date (as set forth in Section 3.1), any event or condition that has occurred or become known, which has had or could reasonably be expected to have a material adverse effect on the business, assets, properties, operations, financial condition, or liabilities (contingent or otherwise) of the Issuer and its Subsidiaries taken as a whole (after giving effect to the Transaction) since June 30, 2009, other than as disclosed in Schedule 4.6; and
          (b) for all other purposes, a material adverse effect on (i) the business, assets, properties, liabilities (actual or contingent), operations or financial condition of the Issuer and its Subsidiaries taken as a whole, (ii) the legality, validity, binding effect or the enforceability against the Issuer or any of its Subsidiaries of the Transaction Documents or (iii) the rights of, or remedies available to the Warrant Agent or IBG under, the Transaction Documents.
          “New Credit Agreement” means that certain credit agreement dated as of the date hereof between inter alia, the Issuer, as borrower, Bank of Scotland plc as agent and the banks and financial institutions party thereto from time to time as lenders, as the same may be amended, supplemented or otherwise modified from time to time.
          “Notes” means the 7.00% convertible senior notes of the Issuer issued pursuant to the Indenture.
          “Patriot Act” means the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (or any successor provision), as it may be amended or renewed from time to time.
          “Permitted Flag Jurisdiction” means Bermuda and the Marshall Islands and such other jurisdiction as shall be consented to in writing by IBG.
          “Permitted Indebtedness” means (a) Indebtedness evidenced by the Notes, (b) Indebtedness outstanding as of the Issue Date and (c) Indebtedness incurred to finance the acquisition of Ships acquired after the Issue Date.
          “Person” is defined in the Indenture.
          “Pollutant” means and includes oil and its products, any other polluting, toxic or hazardous substance and any other substance whose release into the environment is regulated or penalised by Environmental Laws.
          “Private Offering” means any offering by IBG of some or all of the Warrants pursuant to an available exemption from registration under the Securities Act.
          “Qualified Institutional Buyer” means a “qualified institutional buyer” as defined in Rule 144A.
          “Registration Rights Agreement” means the Registration Rights Agreement among the Issuer, IBG and Focus Maritime Corp., to be dated as of the Closing Date, substantially in the form attached hereto as Exhibit B, as amended, supplemented, restated or otherwise modified from time to time.
          “Regulation S” means Regulation S as promulgated under the Securities Act.
          “Regulation T” means Regulation T of the Board of Governors of the Federal Reserve System (or any successor provision), as it may be amended from time to time.
          “Regulation U” means Regulation U of the Board of Governors of the Federal Reserve System (or any successor provision), as it may be amended from time to time.
          “Regulation X” means Regulation X of the Board of Governors of the Federal Reserve System (or any successor provision), as it may be amended from time to time.
          “Responsible Officer” means the chief executive officer, president, chief financial officer, treasurer or assistant treasurer.

          “Requirement of Law” means, as to any Person, the certificate of incorporation and by-laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.
          “Rocket” is defined in Section 6.1.
          “Rule 501” means Rule 501 under the Securities Act (or any successor provision), as it may be amended from time to time.
          “Rule 502” means Rule 502 under the Securities Act (or any successor provision), as it may be amended from time to time.
          “SEC” means the United States Securities and Exchange Commission.
          “Securities Act” means the Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.
          “Securities Purchase Agreement” is defined in the Recitals.
          “Ships” means each of the vessels owned by and registered in the name of the Issuer or one of its Subsidiaries as of the Closing Date together with each other vessel acquired by the Issuer or one of its Subsidiaries following the Closing Date.
          “Spill” means any actual or threatened emission, spill, release or discharge of a Pollutant into the environment.
          “Taxes” means any and all present or future taxes, levies, imposts, duties, deductions, charges or withholdings imposed by any Governmental Authority.
          “Transaction” is defined in the Recitals.
          “Transaction Documents” means this Agreement, the Warrant Agreement, the Warrant Certificates, the Registration Rights Agreement and all schedules, exhibits and certificates delivered in connection therewith or related thereto.
          “Warrant” is defined in the Recitals.
          “Warrant Agent” is defined in the Preamble.
          “Warrant Agreement” is defined in the Preamble.
          “Warrant Certificate” means a certificate evidencing an ownership interest in the Warrants, the form of which is attached as Exhibit A to the Warrant Agreement.
1.2. Computation of Time Periods.
          For purposes of computation of periods of time hereunder, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding.”

1.3. Terms Generally.
          Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, amended and restated, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or in the Indenture or the Warrant Agreement), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, and (c) the words “including” and “includes” shall mean “including without limitation” and “includes without limitation”, as applicable.
1.4. Accounting Terms.
          Accounting terms used but not defined herein shall have the meanings provided for, and be construed, in accordance with GAAP.
SECTION 2.
AUTHORIZATION AND ISSUANCE OF WARRANTS
2.1. Authorization of Issue.
          On or prior to the execution and delivery of this Agreement, the Issuer will authorize the issue of the Warrants. The Warrants shall be in the form specified in the Warrant Agreement. The Warrants shall be exercisable to purchase equity interests in the Issuer in accordance with the provisions of the Warrant Agreement.
2.2. Transfer of the Warrants.
          (a) Subject to the terms and conditions of this Agreement, the Issuer will issue and deliver to IBG, and IBG will receive from the Issuer, at the Closing, the Warrants (in certificated form).
          (b) [reserved]
          (c) [reserved]
          (d) The parties agree to report the transfer of the Warrants for all federal, state, local and foreign tax purposes in a manner consistent with the foregoing and agree to take no position inconsistent with the foregoing.
          2.3. Closing.
          (a) The closing (the “Closing”) of the transfer of the Warrants shall occur on October 13, 2009 at 12:00 p.m. local time, at the offices of Marfin Egnatia Bank Societe Anonyme, 24 Kifissias Avenue, 151 25 Maroussi, Greece, or on such other Business Day or time thereafter as may be agreed by the Issuer and IBG (the date of the Closing, the “Closing Date”). At the Closing, the Issuer will deliver to IBG the Warrants to be transferred to IBG on the Closing Date, in such denominations as IBG may request, dated as of the Closing Date and registered in IBG’s name.
          (b) If at the Closing the Issuer shall fail to deliver to IBG the Warrants as provided in Section 2.3(a) in accordance with this Agreement, then IBG shall, at its election, immediately be relieved of all further obligations under this Agreement, without thereby waiving any rights or remedies IBG may have by reason of such failure by the Issuer.

SECTION 3.
CONDITIONS TO CLOSING
3.1. IBG’s Conditions to Closing.
          IBG’s obligation to accept the Warrants to be transferred to it at the Closing is subject to the satisfaction by the Issuer or express waiver by IBG prior to or at the Closing of each of the conditions specified in this Section 3 (unless otherwise specified herein).
          (a) Representations and Warranties; No Defaults.
          Each of the representations and warranties of the Issuer in this Agreement shall be true and correct in all respects as of the Closing Date. No Default or Event of Default shall exist or would result from the transfer of the Warrants or from the application of the proceeds thereof.
          (b) Certificates.
                     (i) Secretary’s Certificate. The Issuer shall have delivered to IBG a Secretary’s Certificate, dated as of the Closing Date, in the form of Exhibit 3.1(b)(i) hereto, attaching each of the following documents and certifying that each is true, correct and complete and in full force and effect as of the Closing Date:
               (A) Charter Documents. A copy of the Memorandum of Association of the Issuer, certified to be true, correct and complete as of the Closing Date by the appropriate Governmental Authority of the jurisdiction of its organization and formation.
               (B) Resolutions. Copies of resolutions duly adopted by the Board of Directors of the Issuer approving and adopting the Transaction Documents and the transactions contemplated therein and authorizing the execution and delivery of the Transaction Documents.
               (C) Incumbency. Incumbency certificates identifying each person who, as an officer of the Issuer, is authorized to execute the Transaction Documents and any other document delivered in connection therewith or otherwise delivered in connection with the Transaction.
               (D) Certificate of Good Standing. A true and complete copy of the certificate of good standing of the Issuer certified as of a recent date by the appropriate Governmental Authority from the Issuer’s jurisdiction of formation.
                    (ii) Officer’s Certificate. The Issuer shall have delivered to IBG an Officer’s Certificate, dated as of the Closing Date, in the form of Exhibit 3.1(b)(ii) hereto, that each of the conditions specified in Section 3.1 have been satisfied.
          (c) Opinion of Counsel.
          At the Closing, IBG shall have received an executed opinion from each of Appleby, special Bermuda counsel to the Issuer and Seward & Kissel LLP, special New York counsel to the Issuer, each in form and substance satisfactory to IBG, dated as of the Closing Date.
          (d) Securities Purchase Agreement; Lock-Up Agreement.

          On or prior to the Closing Date, the Issuer shall have delivered to IBG a true and correct copy of each of the Securities Purchase Agreement and the Lock-Up Agreements. The conditions precedent to the closing of the Securities Purchase Agreement shall have been fully satisfied and the Acquisition shall have been consummated or consummated substantially concurrently with the issuance of the Warrants in accordance with the terms of the Securities Purchase Agreement (without giving effect to any modification, amendment, supplement or waiver of any material term thereof unless consented to in writing by IBG, which consent shall not be unreasonably withheld).
          (e) No Material Adverse Effect.
          As of the Closing Date, there shall not have occurred a Material Adverse Effect.
          (f) Other Information.
          IBG shall have received all documentation and other information required by IBG’s internal policies and/or applicable regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations.
          (g) Purchase Permitted by Applicable Law.
          On the Closing Date, the issuance and delivery of the Warrants by the Issuer and the receipt by IBG of the Warrants shall (i) be in compliance with all applicable securities laws and regulations of each jurisdiction to which it is subject, and (ii) not violate Regulation T, Regulation U or Regulation X or other similar applicable laws and regulations.
          (h) No Violation; No Legal Constraints.
          On the Closing Date, there shall be no injunction, restraining order, action, suit or proceeding instituted or entered or any statute or rule proposed, enacted or promulgated by any Governmental Authority or any other Person that would bar the issuance of the Warrants which, in the reasonable opinion of IBG, alleges liability on the part of IBG in connection with this Agreement, any other Transaction Documents or the transactions contemplated hereby or thereby.
          (i) Transaction Documents.
          IBG and IBG’s counsel shall have received all counterpart originals or certified or other copies of this Agreement and the other Transaction Documents.
          (j) Credit Facility.
          On or prior to the Closing Date, the Issuer shall have entered into the New Credit Agreement the terms of which shall be the same as the most recent draft thereof delivered to IBG prior to the date hereof and the conditions of which shall be reasonably satisfactory to IBG and each of the conditions precedent to effectiveness thereof and any extensions of credit to be made available on the closing thereof, shall have been satisfied in accordance therewith and the New Credit Agreement shall be in full force and effect.
          (k) Notes.
          The Issuer shall have issued and delivered to IBG $100,000 aggregate principal amount of the Notes, on terms satisfactory to the purchasers named in the IBG Note Purchase Agreement and shall have issued and delivered to Focus Maritime Corp. $144,900,000 aggregate principal amount of the Notes, on terms satisfactory to the purchasers named in the Focus Maritime Note Purchase Agreement.
          (l) Registration Rights Agreement.
          The Issuer shall have executed and delivered to IBG a registration rights agreement with respect to the Warrants on terms reasonably satisfactory to IBG.
3.2. The Issuer’s Conditions to Closing.
          The Issuer’s obligation to issue and deliver the Warrants to be received by IBG at the Closing is subject to the satisfaction of the following conditions precedent.
          (a) Representations and Warranties.
          Each of the representations and warranties of IBG in this Agreement shall be true and correct in all respects as of the Closing Date.
          (b) No Legal Constraints.
          The transfer of the Warrants from the Issuer to IBG shall not be prohibited or enjoined by any law or governmental or court order or regulation.
SECTION 4.
REPRESENTATIONS AND WARRANTIES
          The Issuer represents and warrants to IBG on and as of the Closing Date and after giving pro forma effect to the consummation on the Closing Date of the transactions contemplated by this Agreement and the other Transaction Documents, the issuance of the Warrants to be issued (assuming all the Warrants are issued on the Closing Date), that, except as disclosed in the schedules to the Securities Purchase Agreement and only to the extent each such schedule would be clearly applicable to the relevant representation and warranty set forth in this Section 4:
4.1. Organization; Powers.
          Each of the Issuer and its Subsidiaries (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (b) has all requisite power and authority to own its property and assets and to carry on its business as now conducted and, (c) is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required, except in each case referred to in subsections (b) and (c) where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.
4.2. Authorization; Enforceability.
          The Transaction and the exercise of the Warrants as contemplated by the Warrant Agreement are within the Issuer’s corporate or other organizational powers and have been duly authorized by all necessary corporate or other organizational action of the Issuer. Each Transaction Document to which the Issuer is a party has been duly executed and delivered and is a legal, valid and binding obligation of the Issuer enforceable in accordance with its terms when issued and delivered by the Issuer on the Closing Date.

4.3. Issuance of Common Stock.
          The Common Stock reserved for issuance upon exercise of the Warrants in accordance with the Warrant Agreement has been duly authorized and reserved and all notices required by NASDAQ in connection with the issuance of the Warrants have been submitted to NASDAQ on October 5, 2009 and all of the Common Stock of the Issuer has been approved for listing on the NASDAQ Global Select Market. Except for restrictions on transfer under state and federal securities laws, upon exercise of the Warrants in accordance with the Warrant Agreement, the Common Stock issued pursuant thereto shall be duly and validly issued and outstanding, fully paid and non-assessable and free and clear of all liens, claims, security interests, preemptive or similar rights, judgments or other encumbrances of every kind or nature whatsoever. Assuming the representations and warranties of IBG herein are true and correct in all material respects, each of the Warrants and the Common Stock issuable to IBG upon exercise thereof will have been issued in compliance with all applicable federal and state securities laws.
4.4. Governmental Approvals; No Conflicts.
          The Transaction (a) does not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except such as has been obtained or made and is in full force and effect, (b) will not violate any Requirement of Law applicable to the Issuer or its Subsidiaries, (c) will not violate or result in a default under any material agreement or other instrument binding upon the Issuer or any of its Subsidiaries or its assets, or give rise to a right thereunder to require any payment to be made by the Issuer or any of its Subsidiaries, and (d) will not result in the creation or imposition of any Lien on any asset of the Issuer or any of its Subsidiaries.
4.5. Capitalization.
          All of the issued and outstanding equity interests of the Issuer have been duly authorized and validly issued, are fully paid and non-assessable and have been issued in compliance with federal and state securities law. Except for the Warrants, there are no authorized or outstanding options, warrants, preemptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any equity interest of the Issuer other than as set forth on Schedule 4.5 hereto. Schedule 4.5 sets forth a true and complete list of all subsidiaries, listing for each subsidiary its name, type of entity, the jurisdiction and date of its incorporation or organization, its authorized capital stock or comparable equity interests, the number and type of its issued and outstanding shares of capital stock and the current ownership of such shares or comparable equity interests.
4.6. Financial Condition; No Material Adverse Change.
          (a) The Issuer has heretofore furnished to IBG consolidated balance sheets and related consolidated statements of operations, stockholders’ equity and cash flows as of and for the fiscal year ended December 31, 2007 and December 31, 2008, each reported on by PriceWaterhouse Coopers, a registered independent public accounting firm. Such financial statements present fairly, in all material respects, the financial position and results of operations and cash flows of the Issuer and its consolidated Subsidiaries as of such dates and for such periods in accordance with GAAP.
          (b) No event, change or condition has occurred that has had, or would reasonably be expected to have, a Material Adverse Effect, since June 30, 2009, other than as set forth on Schedule 4.6 hereto.

4.7. Securities Purchase Agreement.
          Each of the representations and warranties made by the Issuer under the Securities Purchase Agreement are true and correct as of the date hereof, other than as disclosed in the schedules to this agreement.
4.8. Litigation and Environmental Matters.
          (a) There are no actions, suits or proceedings by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Issuer, threatened against or affecting the Issuer or any of its Subsidiaries (i) as to which there is a reasonable likelihood of an adverse determination and that, if adversely determined, would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or (ii) that involve any Transaction Documents or the Transaction.
          (b) Except for any matters that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect (i) neither the Issuer nor any of its Subsidiaries has received notice of any claim with respect to any Environmental Liability or knows of any basis for any Environmental Liability and (ii) neither the Issuer nor any of its Subsidiaries or the Ships (1) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law or (2) has become subject to any Environmental Liability.
4.9. Compliance with Laws and Agreements; Licenses and Permits.
          (a) The Issuer and each of its Subsidiaries is in compliance with all Requirements of Law applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property, except where (i) the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, or (ii) such Requirement of Law is being contested in good faith by appropriate proceedings. This Section 4.9(a) shall not apply to environmental matters, which are the subject of Section 4.8 herein.
          (b) The Issuer and its Subsidiaries have obtained and hold in full force and effect, all franchises, licenses, leases, permits, certificates, authorizations, qualifications, easements, rights of way and other rights and approvals which are necessary or advisable for the operation of their businesses as presently conducted, except where the failure to have so obtained or hold or to be in force, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. Neither the Issuer nor any of its Subsidiaries is in violation of the terms of any such franchise, license, lease, permit, certificate, authorization, qualification, easement, right of way, right or approval, except where any such violation, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.
          (c) After giving effect to the Transaction, no Default or Event of Default has occurred and is continuing under any of the Transaction Documents.
4.10. Publicly Traded Common Stock.
          (a) The Common Stock is listed for trading on the NASDAQ Global Select Market.
          (b) No holder of the Common Stock is required or entitled to vote or otherwise consent, pursuant to the listing rules and regulations of the NASDAQ Global Select Market, to the issuance of Common Stock upon exercise of the Warrants in accordance with the Warrant Agreement.

          (c) Except as set forth on Schedule 4.10, the Issuer is in compliance with all applicable laws, rules and regulations of the Exchange Act and the NASDAQ Global Select Market.
          (d) The issuance of the Common Stock upon exercise of the Warrants, in accordance with the Warrant Agreement, does not and will not conflict with breach or otherwise constitute a “Default” or “Event of Default” under (and as such terms are defined in) the New Credit Agreement.
4.11. No Filings Required.
          It is not necessary to ensure the legality, validity, enforceability or admissibility as evidence of any of the Transaction Documents that they or any other instrument be notarized, filed recorded, registered or enrolled in any court, public office or elsewhere in any jurisdiction in which the Issuer or any of its Subsidiaries is organized.
4.12. Choice of Law.
          The choice of New York law to govern the Transaction Documents and the submission by the Issuer to the jurisdiction of the New York courts is valid and binding on the Issuer.
4.13. Investment Company Status.
          The Issuer is neither an “investment company” as defined in, nor is required to be registered under, the Investment Company Act.
4.14. Taxes.
          The Issuer and its Subsidiaries have filed or caused to be filed all Tax returns and reports required to have been filed and have paid or caused to be paid all Taxes required to have been paid by them, except as would not result in a Material Adverse Effect, and except Taxes that are being contested in good faith by appropriate proceedings and for which the Issuer or any of its Subsidiaries, has set aside on its books reserves in accordance with GAAP. There are no proposed tax assessments against the Issuer or its Subsidiaries and no material tax deficiency that has been, or could reasonably be expected to be, asserted against the Issuer of any of its Subsidiaries or any of their respective assets. No Taxes are imposed by withholding or otherwise or any payment to be made by the Issuer under the Transaction Documents.
4.15. Disclosure.
          No report, financial statement, certificate or other information concerning the Issuer, its Subsidiaries, the Acquisition or the Transaction and any other transactions contemplated hereby prepared by or on behalf of the foregoing or their representatives and either publicly filed with the SEC or otherwise made available to IBG by the Issuer or its advisors in writing in connection with the Transaction on or before the date hereof (as modified or supplemented by other information so furnished) (the “Information”) contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements were made.
4.16. Material Agreements.
          The Issuer is not in default in any material respect in the performance, observance or fulfillment of any of its obligations contained in (a) any material agreement to which it is a party or (b) any agreement or instrument to which it is a party evidencing or governing Indebtedness, except, in any case, where any such default would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.
4.17. Solvency.
          Immediately after the consummation of the Transaction to occur on the Closing Date, (a) the fair value of the assets of the Issuer, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of the Issuer; (b) the present fair saleable value of the property of the Issuer will be greater than the amount that will be required to pay the probable liability of the Issuer, on its debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (c) the Issuer will be able to pay its debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (d) the Issuer will not have unreasonably small capital with which to conduct the businesses in which it is engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date.
4.18. Insurance.
          The Issuer and each of its Subsidiaries is insured with financially sound and reputable insurance companies against loss or damage customarily insured against by Persons engaged in the same or similar business and in such amounts (after giving effect to any self-insurance compatible with the following standard) as are customarily carried under such circumstances by other Persons.
4.19. Federal Reserve Regulations.
          (a) None of the Issuer or any of its Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of buying or carrying Margin Stock.
          (b) No part of the proceeds of the Transaction will be used, whether directly or, to the Issuer’s knowledge, indirectly, and whether immediately, incidentally or ultimately, (i) to purchase or carry Margin Stock or to extend credit to others for the purpose of purchasing or carrying Margin Stock or to refund or refinance indebtedness originally incurred for such purpose, or (ii) for any purpose that entails a violation of, or that is inconsistent with, the provisions of Regulation T, U or X.
4.20. Private Offering; No Integration or General Solicitation; Rule 144A Eligibility.
          (a) Subject to compliance by IBG with the representations and warranties set forth in Section 5, it is not necessary in connection with the offer, issue and delivery of the Warrants to IBG on the Closing Date, in the manner contemplated by this Agreement and the other Transaction Documents to register the Warrants under the Securities Act or make any registration or filing under any similar securities laws of any applicable Governmental Authority. Subject to compliance by IBG with the representations and warranties set forth in Section 5, the offer, issuance and delivery of the Warrants is in compliance with Regulation S.
          (b) None of the Issuer or any of its Subsidiaries nor any person acting on any of their behalf (other than IBG and its Affiliates, as to whom the Issuer makes no representation or warranty) has, directly or indirectly, offered, issued, sold or solicited any offer to buy any security of a type which would be integrated with the delivery of the Warrants in any manner that would require the Warrants to be registered under the Securities Act. None of the Issuer or any of its Subsidiaries nor any person acting on any of their behalf (other than IBG and its Affiliates, as to whom the Issuer makes no representation or warranty) has engaged in any form of general solicitation or general advertising within the meaning of Rule 502 or in “directed selling efforts” as defined in Regulation S, in each case in connection with the offering of the Warrants.
          (c) Subject to compliance by IBG with the representations and warranties set forth in Section 5, the Warrants are eligible for resale pursuant to Rule 144A to a Qualified Institutional Buyer and will not, at the Closing Date, be of the same class as securities listed on a national securities exchange registered under Section 6 of the Exchange Act or quoted on a U.S. automated inter-dealer quotation system.
4.21. Brokerage Fees.
          None of the Issuer and its Subsidiaries has paid, or is obligated to pay, to any Person any brokerage or finder’s fees in connection with the transactions contemplated hereby.
4.22. Title to Property.
          Except as would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, the Issuer and its Subsidiaries have good title to or valid leasehold interests in all of their respective real and personal property necessary or used in the ordinary conduct of business.
4.23. Ships.
          Each Ship is on and as of the date of this Agreement:
          (a) in the absolute ownership of either the Issuer or one of its wholly-owned Subsidiaries who is the sole, legal and beneficial owner of such ship;
          (b) permanently registered in the name of the Issuer or such Subsidiary, as applicable, under the laws and flag of the applicable Permitted Flag Jurisdiction;
          (c) operationally seaworthy and fit for service and is insured in accordance with the terms of the Indenture;
          (d) classed with the relevant classification with a reputable member of International Association of Classification Societies Limited, free from recommendations of the relevant classification society; and
          (e) is in full compliance with all requirements of the ISM Code and the ISPS Code.
SECTION 5.
REPRESENTATIONS, WARRANTIES AND COVENANTS OF IBG
          IBG represents and warrants to the Issuer as of the Closing Date as follows:
5.1. Securities Act Requirements.
          IBG understands that the Warrants have not been and will not be registered under the Securities Act or any state or other securities law, that the Warrants are being issued by the Issuer in transactions exempt from the registration requirements of the Securities Act and that the Warrants may be resold only if registered pursuant to the provisions of the Securities Act or if an exemption from registration under the Securities Act is available. IBG is receiving the Warrants in a transaction outside the United States and is not a “U.S. Person” as defined in Rule 902(k) of Regulation S.
5.2. Corporate Power; Authorization; Enforceability.
          It is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. The execution, delivery and performance of this Agreement are within its corporate, limited liability company or limited partnership, as the case may be, power and authority and have been duly authorized by all necessary action of IBG, do not conflict with or result in a breach of or violate any of IBG’s governing documents or any contract to which IBG is a party or by which its assets are bound or any applicable laws and constitute a legal, valid and binding agreement of IBG enforceable against it in accordance with its terms, subject to (a) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (b) general equitable principles (whether considered in a proceeding in equity or at law), (c) an implied covenant of good faith and fair dealing, and (d) considerations of public policy.
5.3. No Actions or Proceedings.
          There are no legal or governmental actions, suits or proceedings pending or, to IBG’s knowledge, threatened against or affecting IBG, or any of its properties or assets which, if adversely determined, in the aggregate, would reasonably be expected to materially and adversely affect the ability of IBG to consummate any of the transactions contemplated by this Agreement.
SECTION 6.
COVENANTS AND UNDERTAKINGS OF THE ISSUER
6.1. Lock-Up Agreements.
          The Issuer shall at all times prior to the expiration of the Warrants maintain, without amendment or modification to any material term thereof, or termination thereof, its rights under the “lock-up” agreements each dated September 16, 2009 (collectively, the “Lock-Up Agreements”) between Rocket Marine Inc., a Marshall Islands corporation (“Rocket”), Aries Energy Corporation, a Marshall Islands corporation, Gabriel Petrides, Mons S. Bolin, the Issuer and Grandunion, pursuant to which, among other things, each of Grandunion and Rocket shall not be permitted, without the consent of the Issuer, to sell, transfer, grant an option to, make a gift of or otherwise dispose (each such action, a “Disposal”) of any Common Stock in which it has an interest, provided, that such agreement shall not restrict any Disposal of Common Stock made between Grandunion and Rocket.
6.2. Operational Management of Vessels.
          During any Holding Period, the Issuer agrees that it shall not and shall procure that each Subsidiary shall not appoint any commercial, technical or operational manager of a Ship other than itself (or another wholly-owned subsidiary of the Issuer) or an Approved Manager.
6.3. Flags.
          During any Holding Period, the Issuer shall not and shall procure that none of its Subsidiaries flag or register any Ship under the laws of any jurisdiction other than a Permitted Flag Jurisdiction.

6.4. Indebtedness.
          During any Holding Period, the Issuer shall not, and shall not permit any of its Subsidiaries to, directly or indirectly create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to any Indebtedness other than Permitted Indebtedness; provided, that, at any time during a Holding Period the acquisition of any Ship after the Closing Date with the proceeds of Permitted Indebtedness shall require the prior written consent of IBG and, if applicable, any Affiliates thereof who are holders of the Warrants as of such date, such consent not to be unreasonably withheld.
6.5. Merger and Consolidation.
          During any Holding Period, the Issuer shall not consolidate with, merge with or into, or convey, transfer or lease its properties and assets substantially as an entirety to another Person other than as permitted by the Indenture, provided, that the Issuer shall have obtained the prior written consent of IB and, if applicable, any Affiliates thereof who are holders of the Warrants as of such date.
6.6. [reserved]
6.7. Exercise of Warrants.
          The Issuer will reserve and keep available at all times, free of pre-emptive or similar rights, Common Stock for the purposes of enabling the Issuer to satisfy its obligations to issue such Common Stock upon exercise of the Warrants in accordance with the Warrant Agreement.
6.8. NASDAQ Listing.
          The Issuer will use its best efforts to list and maintain, subject to notice of issuance, the Common Stock to be issued upon exercise of the Warrants, on the NASDAQ Global Select Market.
SECTION 7.
EXPENSES, INDEMNIFICATION AND CONTRIBUTION
7.1. Expenses.
          The Issuer will reimburse IBG for all reasonable and documented expenses, including consultant, advisor and counsel fees and disbursements, incurred by IBG in connection with (a) the transactions contemplated by this Agreement, (b) any amendment, waiver or consent under or in respect of this Agreement or the other Transaction Documents (whether or not such amendment, waiver or consent becomes effective) and (c) enforcing, defending or declaring (or determining whether or how to enforce, defend or declare) any rights or remedies under this Agreement or the other Transaction Documents or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Agreement or the other Transaction Documents, including in connection with any insolvency or bankruptcy of the Issuer or any of its Subsidiaries or in connection with any work-out or restructuring of the transactions contemplated hereby, or by the Transaction Documents. The Issuer will pay, and will save IBG harmless from, all claims in respect of any fees, costs or expenses if any, of brokers and finders in relation to the Transaction engaged by any of the Issuer or its Subsidiaries.

7.2. Indemnification.
          The Issuer shall indemnify and hold harmless IBG and each of its Affiliates, partners, stockholders, members, officers, directors, agents, employees and controlling persons (each an “Indemnitee” and collectively, the “Indemnitees”) from and against any and all actual losses, claims, damages or liabilities to any such Indemnitee in connection with or as a result of (a) the execution or delivery of any Transaction Document or the performance by the parties to the Transaction Documents of their respective obligations hereunder and thereunder or the consummation of the Transaction or any other transactions contemplated hereby or thereby, (b) the issuance of Warrants or any re-sale or transfer of the Warrants by IBG other than losses incurred or realized in the ordinary course of trading of the Warrants, (c) any liability with respect to an Environmental Claim, (d) the breach of any representation or warranty under this Agreement that would constitute an Event of Default under the Indenture, or (e) any claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages or liabilities are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee. Such indemnity, as well as any other payments required to be made pursuant to the Transaction Documents shall, in each case, be increased as may be necessary so that after any required deductions or withholdings on account of taxes (including deductions or withholdings with respect to increased payments made on account of this sentence) a recipient of a payment shall have received an amount equal to the sum it would have received if no deduction or withholding had been made.
7.3. Survival.
          The obligations of the Issuer under this Section 7 will survive the transfer of any Warrant, the enforcement, amendment or waiver of any provision of this Agreement and the termination of this Agreement.
7.4. [reserved]
SECTION 8.
MISCELLANEOUS
8.1. Notices.
          Except as otherwise expressly provided herein, all notices and other communications shall have been duly given and shall be effective (a) when delivered (except that if the day of delivery is not a Business Day, then the next Business Day), (b) when transmitted via telecopy (or other facsimile device) on a Business Day during normal business hours to the number set out below if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), (c) the day following the day (except that if such day is not a Business Day, then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid, in each case to the respective parties at the address set forth below, or at such other address as such party may specify by written notice to the other party hereto:

(i) if to IBG, to:
Investment Bank of Greece
24B, Kifissias Avenue, Athens
Maroussi 15125
Greece
Attention: Branch Manager
(ii) if to any holder of Warrants other than IBG, to such holder at the address as such holder shall have specified to the Issuer in writing; and
(iii)	if to the Issuer:

Aries Maritime Transport Limited 18 Zerva Nap., Glyfada Athens 166 75, Greece Attention: Chief Executive Officer Telecopier No.: +30 (210) 898-3788

With a copy (which copy shall not constitute notice) to:

Seward & Kissel LLP One Battery Park Plaza New York, NY, 10004 Attention: Gary J. Wolfe, Esq. Telecopier No.: +1 (212) 480-8421
8.2. Benefit of Agreement and Assignments.
          (a) Except as otherwise expressly provided herein, all covenants, agreements and other provisions contained in this Agreement by or on behalf of any of the parties hereto shall bind, inure to the benefit of and be enforceable by their respective successors and permitted assigns (including any subsequent holder of Warrants); provided, however, that the Issuer may not assign or transfer any of its rights or obligations without the prior written consent of the other parties hereto.
          (b) Nothing in this Agreement or in any other Transaction Document, express or implied, shall give to any Person other than the parties hereto or thereto and their permitted successors and assigns any benefit or any legal or equitable right, remedy or claim under this Agreement.
          (c) Notwithstanding anything to the contrary contained herein, IBG may (i)  assign the rights to purchase all or any portion of the Warrants to any Affiliate or direct or indirect limited partner of IBG and (ii) transfer its Warrants (together with its rights hereunder) to any Person in compliance with the provisions of the Securities Act and the Warrant Agreement and each such Affiliate or other Person to whom the rights hereunder have been assigned shall be entitled to the full benefit of the rights and be subject to the obligations of IBG as if such Affiliate or other Person were IBG hereunder, provided, that the right to consent to, waive or enforce the covenants set forth in Sections 6.2 through (and including) Section 6.5 hereof and the consent right described in the last sentence of Section 6.6 hereof, shall not in each case be exercised by any Person who is not as of such date, IBG or an Affiliate thereof.
          (d) The parties expressly acknowledge and agree that upon execution of a counterpart signature page hereto (without signature of the Issuer being required), each holder of Warrants to whom the rights hereunder have been assigned shall be a party to this Agreement for all purposes hereof.

8.3. No Waiver; Remedies Cumulative.
          No failure or delay on the part of any party hereto in exercising any right, power or privilege hereunder or under the Warrants and no course of dealing among the Issuer and any other party shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder or under the Warrants preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder or thereunder. The rights and remedies provided herein and in the Warrants are cumulative and not exclusive of any rights or remedies that the parties would otherwise have. No notice to or demand on the Issuer in any case shall entitle the Issuer to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the other parties hereto to any other or further action in any circumstances without notice or demand.
8.4. Amendments, Waivers and Consents.
          This Agreement may not be amended except in a writing signed by the Issuer and IBG. No amendment or waiver of this Agreement will extend to or affect any obligation, covenant or agreement not expressly amended or waived or thereby impair any right consequent thereon.
8.5. Counterparts.
          This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all of which shall constitute one and the same instrument. It shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.
8.6. Reproduction.
          Subject to Section 8.14, this Agreement, the other Transaction Documents and all documents relating hereto and thereto, including: (a) consents, waivers and modifications that may hereafter be executed, (b) documents received by IBG at the Closing (except the Warrants themselves), and (c) financial statements, certificates and other information previously or hereafter furnished in connection herewith, may be reproduced by any photographic, photostatic, microfilm, microcard, miniature photographic or other similar process and any original document so reproduced may be destroyed. The Issuer and IBG agree and stipulate that, to the extent permitted by applicable law, any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made in the regular course of business) and any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence. This Section 8.6 shall not prohibit any party hereto or any holder of the Warrants from contesting any such reproduction to the same extent that it could contest the original or from introducing evidence to demonstrate the inaccuracy of any such reproduction.
8.7. Headings.
          The headings of the sections and subsections hereof are provided for convenience only and shall not in any way affect the meaning or construction of any provision of this Agreement.
8.8. Survival of Representations, Warrants, Covenants and Indemnities.
          All representations, warranties, covenants and indemnities set forth herein shall survive the execution and delivery of this Agreement, the issuance of the Warrants, and, except as otherwise expressly provided herein with respect to covenants, the payment of principal of the Warrants and any other obligations hereunder.
8.9. Governing Law; Submission to Jurisdiction; Venue.
          (a) THIS AGREEMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAW OF THE STATE OF NEW YORK, INCLUDING SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW AND RULE 327(B) OF THE NEW YORK CIVIL PRACTICE LAW AND RULES.
          (b) If any action, proceeding or litigation shall be brought in order to enforce any right or remedy under this Agreement or any of the Warrants, each party hereto hereby consents and will submit, and will cause each of their respective Subsidiaries to irrevocably submit, to the exclusive jurisdiction of any state or federal court of competent jurisdiction sitting within the area comprising the Southern District of New York on the date of this Agreement. Each party hereto hereby irrevocably waives, and will cause each of their respective Subsidiaries to waive, any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens, which they may now or hereafter have to the bringing of any such action, proceeding or litigation in such jurisdiction. The Issuer further agrees that it shall not bring any action, proceeding or litigation arising out of this Agreement or the Warrants in any state or federal court other than any state or federal court of competent jurisdiction sitting within the area comprising the Southern District of New York.
          (c) Each party hereto irrevocably consents, and will cause each of their respective Subsidiaries to consent, to the service of process of any of the applicable aforementioned courts in any such action, proceeding or litigation by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address set forth in Section 8.1, such service to become effective thirty (30) days after such mailing.
          (d) Nothing herein shall affect the right of (i) any party hereto to serve process in any other manner permitted by law or (ii) IBG to institute an action in any court seeking (x) injunctive relief or (y) to enforce the judgment of a state or federal court of competent jurisdiction in any other jurisdiction. If service of process is made on a designated agent it should be made by either (i) personal delivery or (ii) mailing a copy of summons and complaint to the agent via registered or certified mail, return receipt requested.
          (e) EACH PARTY HERETO HEREBY WAIVES, AND WILL CAUSE EACH OF THEIR RESPECTIVE SUBSIDIARIES TO WAIVE, ANY AND ALL RIGHTS ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, PROCEEDING OR LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH, THIS AGREEMENT OR THE WARRANTS.
8.10. Severability.
          If any provision of this Agreement is determined to be illegal, invalid or unenforceable, such provision shall be fully severable to the extent of such illegality, invalidity or unenforceability and the remaining provisions shall remain in full force and effect and shall be construed without giving effect to the illegal, invalid or unenforceable provisions.

8.11. Entirety.
          This Agreement together with the other Transaction Documents represents the entire agreement of the parties hereto and thereto, and supersedes all prior agreements and understandings, oral or written, if any, relating to the Transaction Documents or the transactions contemplated herein or therein.
8.12. Construction.
          Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant. Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person, whether or not expressly specified in such provision.
8.13. Incorporation.
          All Schedules attached hereto are incorporated as part of this Agreement as if fully set forth herein.
8.14. Confidentiality.
          (a) Subject to the provisions of clauses (b) and (d) of this Section 8.14, IBG and Marfin Bank agrees that it will not disclose without the prior written (including e-mail) consent of the Issuer (other than the right of IBG and Marfin Bank to disclose to its employees, auditors, investors, partners, creditors, advisors, or counsel that are reviewing securities or loans issued by IBG to the extent such disclosure reasonably relates to the administration of the investment represented by its Warrants and who are informed that such information is subject to the provisions of this Section 8.14 and who enter into confidentiality arrangements with IBG or Marfin Bank reasonably satisfactory to IBG or Marfin Bank) any information which has been furnished to IBG in connection with its evaluation of an investment in the Warrants and of the other transactions referred to herein or is now or in the future furnished pursuant to this Agreement or any other Transaction Document; provided that IBG or Marfin Bank may disclose any such information (i) as was or has become generally available to the public other than by virtue of a breach of this Section 8.14(a) or any other confidentiality obligation by IBG or Marfin Bank or any other Person to whom IBG or Marfin Bank has provided such information as permitted by this Section 8.14, (ii) as may be required in any report, statement or testimony required to be submitted to any municipal, state or federal regulatory body having or claiming to have jurisdiction over IBG or Marfin Bank or to the SEC or similar organizations (whether in the United States of America or elsewhere) or their successors, (iii) as may be required or in the opinion of counsel appropriate in respect of any summons or subpoena or in connection with any litigation, (iv) as may be required or in the opinion of counsel appropriate in order to comply with any law, order, regulation or ruling applicable to IBG or Marfin Bank and (v) to any prospective or actual holder of Warrants, in connection with any contemplated transfer of any of the Warrants by IBG; provided that prior to or concurrently with any disclosure of information to any Person pursuant to this clause (v) any such prospective or actual holder expressly agrees in writing to be bound by the confidentiality provisions contained in this Section 8.14 pursuant to a confidentiality agreement with the Issuer embodying the provisions of this Section 8.14. IBG and Marfin Bank each agree that in the event it intends to disclose confidential information in accordance with clauses (ii), (iii) or (iv) above, it shall, to the extent reasonably practicable, provide the Issuer notice of such requirement prior to making any disclosure so that the Issuer may seek an appropriate protective order or confidential treatment of the information being disclosed.

          (b) The Issuer hereby acknowledges and agrees that IBG and Marfin Bank may share with any of its Affiliates, and such Affiliates may share with IBG and Marfin Bank, any information related to the Issuer or any of its Subsidiaries (including any nonpublic information regarding the creditworthiness of, the Issuer or any of its Subsidiaries) to the extent such sharing reasonably relates to the administration of the investment represented by its Warrants and such Affiliates are informed that such information is subject to the provisions of this Section 8.14; provided that such Persons shall be subject to the provisions of this Section 8.14 to the same extent as IBG and Marfin Bank.
          (c) The Issuer shall not have any duty to disclose any information publicly or privately to any other Person in connection with any actual or proposed transfer of the Warrants or any interest therein, in each case.
          (d) Notwithstanding anything to the contrary set forth herein, each party (and each of their respective Affiliates, partners, shareholders, directors, officers, employees, representatives or other agents) may disclose to any and all Persons, without limitations of any kind, the tax treatment and tax structure of the Transaction and all materials of any kind (including opinions and other tax analyses) that are provided to any such party relating to such tax treatment and tax structure. However, any information relating to the tax treatment or tax structure shall remain subject to the confidentiality provisions hereof (and the foregoing sentence shall not apply) to the extent reasonably necessary to enable the parties hereto, their respective Affiliates, and their respective Affiliates’ partners, shareholders, directors, officers and employees to comply with applicable securities laws. For this purpose, “tax structure” means any facts relevant to the federal income tax treatment of the Transaction but does not include information relating to the identity of any of the parties hereto or any of their respective Affiliates.
8.15. Currency.
          Unless otherwise specified, all dollar amounts referred to in this Agreement are in lawful money of the United States.
8.16. [reserved]
8.17. Patriot Act.
          IBG hereby notifies the Issuer that pursuant to the requirements of the Patriot Act, IBG may be required to obtain, verify and record information that identifies the Issuer and its Subsidiaries, including their respective names and addresses and other information that will allow IBG to identify the Issuer and its Subsidiaries in accordance with the Patriot Act.
8.18. Further Assurances.
          Each of the parties hereto shall, upon reasonable request of any other party hereto, do, make and execute all such documents, act, matters and things as may be reasonably required in order to give effect to the transactions contemplated hereby.
[SIGNATURE PAGES FOLLOW]

                    IN WITNESS WHEREOF, each of the parties hereto has caused a counterpart of this Agreement to be duly executed and delivered as of the date first above written.

ARIES MARITIME TRANSPORT LIMITED

By: Name:	/s/ Jeffrey Owen Parry Jeffrey Owen Parry
Title:	Chief Executive Officer
[Issuer Signature Page to Warrant Purchase Agreement]

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INVESTMENT BANK OF GREECE
By:	/s/ Kyriakos D. Magiras
	Name:	Kyriakos D. Magiras
Title:

[IBG Signature Page to Warrant Purchase Agreement]

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